

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via E-mail
Eric W. Narowski
Chief Financial Officer
Harris Interactive Inc.
60 Corporate Woods
Rochester, NY 14623

> **Re:** **Harris Interactive Inc.**
> **Form 10-K for fiscal year ended June 30, 2012**
> **Filed September 25, 2012**
> **File No. 0-27577**

Dear Mr. Narowski:

We have reviewed your response dated March 21, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended June 30, 2012

General

1. We note your response to our prior comment 1. Given that you consider Adjusted EBITDA to be a key performance indicator, please revise your MD&A in future filings to include a discussion of Adjusted EBITDA or explain to us why you do not believe a discussion of this key performance indicator is necessary. In your revised disclosure please provide all of the items required by Item 10(e) of Regulation S-K. In addition, we note in your disclosure that you consider Adjusted EBITDA to be a measure of the company's performance. However, your response also states that the measure is used to assess the Company's ability to service or incur indebtedness, which seems to imply that the measure is used as a liquidity measure. Please clarify for us whether Adjusted EBITDA is a performance or liquidity measure or both. In your response, please provide an example of any proposed disclosure to be included in future filings.

Eric W. Narowski
Harris Interactive Inc.
April 23, 2013
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Significant Factors Affecting Company Performance, page 34

Key Operating Metrics, page 34

2.   We have considered your response to our prior comments 3 and 4 and the proposed revisions to your disclosure. Please enhance your disclosure in future filings to clearly state, if true, that contracts may be canceled, or the scope of the contract can be reduced at any time.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Robert F. Telewicz Jr.

                                        Robert F. Telewicz, Jr.
                                        Staff Accountant